UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

CANADIAN EMPIRE EXPLORATION CORP.

(Translation of registrant's name into English)

#1205 - 675 West Hastings Street, Vancouver, British Columbia, Canada  V6B 1N2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F  U

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Canadian Empire Exploration Corp

(Registrant)

Date: November 29, 2004

By  "Jeannine P M Webb"

Jeannine P.M. Webb, CFO, Corporate Secretary

*Print the name and title under the signature of the signing officer.

CANADIAN EMPIRE EXPLORATION CORP.

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

(FORM 51-102F1)

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2004

The following discussion and analysis of the financial condition, changes in financial condition and results of operations of the Company for the nine month period ended September 30, 2004 (the "Period") should be read in conjunction with the Information provided in the 2003 Annual Report of the Company.  The material herein, as of November 26, 2004, updates the information as of May 7, 2004, May 21, 2004 and August 25, 2004 contained in the Management Discussion and Analysis of those reports.

MINERAL PROJECTS

Atikokan West Property

During the Period, the Company entered into an option/joint venture agreement to acquire the Atikokan West Property located in northwestern Ontario.  In keeping with the Company's mineral acquisition program, this property is at the drilling stage. The 137 claim units located along a length of 8 kilometres cover seven structurally controlled gold occurrences in favourable volcanic rocks geologically analogous to high-grade gold systems in the Red Lake camp.  Six of these gold occurrences have not seen prior drilling. Work to date has outlined targets ready for drill testing, including the depth extensions of mineralization identified by prior drill holes with grades of 6.2 g/t gold over 10.4 metres, as reported by the Ontario Ministry of Northern Development and Mines.  During the period June to September, 2004, the Company mobilized crews to the Atikokan West Property.  Prior surface exploration results indicate potential for high-grade gold mineralization with initial grab sampling of the Black vein assaying 134 g/t gold.  Several new gold targets, located between known gold occurrences, are also being sampled.  Prospecting crews expanded the length of the Black and Katrina veins in the western portion of the property with grab samples assaying to 197.6 g/t gold.  The Company also conducted exploration focused to definition of the northeast  trending Zephyr Gold Zone that is now being outlined over a length of 2000 metres and a width of 200 metres.  Gold mineralization is associated with a major shear with intense quartz-sericite-carbonate alteration that occurs within a greenstone belt of both mafic and felsic volcanic rocks.  The recently recognized Zephyr structural zone has only been tested over a length of 300 metres.  Prior shallow drill holes at Zephyr have reported grades to 6.14 g/t gold over 10.35 metres.  The Company completed one 400 metre hole in early 2004 that confirmed depth extension and intensity of the alteration system that intersected a 100 metre interval of quartz-sericite-carbonate containing several intervals with gold veins grading to 6.1 g/t gold over 2.0 metres.  More recently the 2004 prospecting program to the northeast of the original Zephyr prospect has uncovered additional gold mineralization with grab samples assaying to 84.3 g/t gold.

The Zephyr Gold Zone is on-trend and aligned with the Fern Elizabeth Property, reported resource of 36,000 ounces gold, and the Hammond Reef Property, reported resource of 2.6 million ounces gold (Resident Geologist files, Thunder Bay), held by other exploration companies.  The Fern Elizabeth and Hammond Reef gold deposits are located 4 kilometres and 40 kilometres, respectively, to the northeast of Atikokan West.

Barrington Property

During the Period, the Company acquired the Barrington copper-gold porphyry property located in northwestern British Columbia.  The Barrington Property measures approximately 8 kilometres by 3 kilometres, and covers 7 known prospects of copper-gold mineralization associated with the border phase of a six kilometre oval-shaped alkaline porphyry intrusion.

Chip sampling by the vendor over a 90 by 100 metres area yielded average assay values of 0.63% copper, 0.68 g/t gold and 12 g/t silver within a quartz sheeted vein system at the Discovery Prospect.  Chip sampling of quartz veins in the Bonanza Prospect reported grades to 29.0 g/t gold over 1.0 metre.  A single drill hole collared at the Discovery Prospect by a prior worker did not reach depth target.  All other prospects within the Barrington Property have not seen prior drilling.

The combination of widespread porphyry copper-gold style mineralization associated with a multi-phase alkaline intrusion suggests opportunity for drill-defining zones of copper-gold mineralization.  The Company conducted preliminary mapping and prospecting of the Discovery Prospect during 2004 that yielded values of 1.14% copper an 0.87 g/t gold over 4.0 metres.  Chip samples of the Zamba Prospect yielded values of 0.19% copper and 0.23 g/t gold over 8.0 metres.

OEX Project

The Company continued with its program of identification of mineral properties at the exploration stage that were available for acquisition by way of option or joint venture agreement.  During the Period approximately 60 properties were reviewed, of which three are being considered for acquisition.

OVERALL PERFORMANCE AND RESULTS OF OPERATIONS

During the first quarter, the Company received TSX Venture Exchange acceptance for the filing of the 2004 Funding and Participation Agreement dated December 15, 2003 between the Company and Teck Cominco Limited ("Teck Cominco").  The 2004 Funding and Participation Agreement, which replaces an earlier agreement dated December 4, 2001, allows for continuance of a strategic alliance between Teck Cominco and the Company.  The 2004 agreement also provided for Teck Cominco's subscription in December 2003 for 820,000 units of the Company at a price of $0.15 per unit and the January 2004 exercise of share purchase warrants for the purchase of 410,000 shares for consideration of $123,000.  The 2004 Funding and Participation Agreement calls for the Company to raise an additional $563,000 in flow-through funding to bring its 2004 flow-through budget to a minimum of $1.5 million and acquire and explore at least three new drill-ready mineral properties.  Teck Cominco, by way of its subscriptions to non-flow-through private placements, maintains its rights at pre-feasibility to back into 51% to 60.8% property interests by spending 200% of the Company's prior exploration expenditures.

In February, 2004  the Company acquired the right to earn an 80% interest in the Atikokan West Property by making staged exploration expenditures in the aggregate amount of $1,000,000 by December 31, 2008 and then maintaining that interest by funding ongoing exploration through pre-feasibility.  After the completion of a pre-feasibility study, Teck Cominco may back-in for a 60.8% interest in the project by funding a minimum of 200% of the Company's prior expenditures and completing a feasibility study.  During the currency of the agreement, Teck Cominco will be responsible for making all cash and advance royalty payments to an underlying vendor.  Under the terms of the underlying agreement, Teck Cominco has the right to earn a 100% property interest subject to a 2% Net Smelter Return royalty.

During the first quarter of 2004, the Company received $20,000 for a 2003 exploration incentive grant from the Yukon in connection with exploration of the Yukon Olympic property.

On July 29, 2004, the Company announced the acquisition of the Barrington copper-gold porphyry property located in northwestern British Columbia. The Company has the option to earn a 100% interest in the Barrington Property by making staged cash payments totaling $150,000 ($10,000 paid), issuing in stages 250,000 shares (50,000 issued at fair value of $3,000), and completing exploration expenditures of $500,000 on or before June 1, 2008.  The property vendor will retain a 2% NSR, of which the Company will have the right to buy down 1% for $1.0 million.  Effective June 1, 2009, the underlying vendor will receive the greater of an advance royalty of $5,000 annually or the specified NSR.  The Company received Exchange approval for the Barrington property acquisition and in accordance with Exchange Policy 5.1, the Company paid a finder's fee of $1,000 and issued 5,000 shares in the capital of the Company at a fair value of $300, to an arm's length individual

During the Period, the Company issued a total of 415,250 Common Shares on the exercise of 420,500 warrants for total consideration of $123,700.  At September 30, 2004 the Company had cash and cash equivalent of $722,534 (June 30, 2004: $859,960; March 31, 2004: $1,083,883) of which $705,762  (June 30, 2004: $788,048; March 31, 2004: $904,147) is restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital deficiency of $135,668 (June 30, 2004: $65,188; March 31, 2004: working capital of $5,614).

On September 17, 2004, pursuant to its Stock Option Plan, options allowing for the acquisition in the aggregate of up to 2,458,000 shares in the capital of the Company at $0.10 per share until September 19, 2009 were granted to directors and employees.

During the Period, the Company expended approximately $287,992 ($148,006 for the period July 1 to September 30, 2004) on administrative expenses as compared with $199,193 for the comparative period of 2003 ($89,990 for the period July 1, 2003 to September 30, 2003). A stock option compensation of expense of $131,293 ($101,540 for the period July 1 to September 30, 2004) was recognized during the Period.  Office operations and facilities, salaries and wages and shareholder communications decreased to $30,443,  $44,039 and $17,864 respectively for the Period as compared with $43,258, $52,112 and $37,304 respectively for the comparative period of 2003 due to reduced exploration activity.  Transfer agent and regulatory fees increased to $33,194 as compared with $28,055 for the comparative period of 2003 as a result of time necessary to comply with regulatory requirements, and with respect to costs incurred in relation to the Company's Annual

General Meeting held June 18, 2004. The Company recognized an expense of $28,384 for the Period ($10,961 for the period July 1 to September 30, 2004) for a tax penalty relating to the renunciation of flow-through funds in 2003. The Company expended $240,792 ($102,005 for the period July 1 to September 30, 2004) for exploration and mineral property expenditures, including $73,245 ($29,978 for the period July 1 to September 30, 2004) conducting regional exploration,  $111,250 at the Atikokan property and $53,385 at the Barrington property.  Other expenditures of $2,912 were directed to finalize the disposition of relinquished properties.

On August 31, 2004, Mr. C. Douglas Proctor resigned as a member of the Board of Directors, due to a conflict of interest related to a minority interest held in a pension plan managed by the Company's auditors, PricewaterhouseCoopers, LLP.

Exploration and Mineral Property Expenditures from January 1 to September 30, 2004:

	Atikokan	Barrington	Other	General	Total
Accomodation	1,432	1,179	0	1,709	4,320
Assays and geological analysis	4,508	226	0	0	4,734
Consuting	13,632	15,590	0	11,438	40,660
Drilling	50,060		0	0	50,060
Expediting	98		92	72	262
Field supplies	3,186	111	25	1,694	5,016
Maps, printing and drafting	1,289	56	(109)	896	2,132
Property acquisition costs	0	14,300	0	0	14,300
Project management fees	8,210	2,895	215	5,426	16,746
Salaries and wages	24,442	4,060	1,517	40,898	70,917
Transportation	4,393	14,968	1,172	11,112	31,645
Total	111,250	53,385	2,912	73,245	240,792

No dividends have been paid by the Company, and the Company has no present intention of paying dividends on its Common Shares as it anticipates that all available funds will be invested to finance the growth of its business.

Loss for the year is affected by the administration costs, write off of deferred exploration expenditures and mineral property expenditures, general exploration expenditures and costs recovered by way of option payments.

The following table sets forth a comparison of general information for the previous eight quarters ending September 30, 2004.

SUMMARY QUARTERLY INFORMATION

Quarter Ended:	September 30, 2004 ($)	June 30, 2004 ($)	March 31, 2004 ($)	December 31, 2003 ($)	September 30, 2003 ($)	June 30, 2003 ($)	March 31, 2003 ($)	December 31, 2002 ($)
Current Assets	727,480	859,960	1,083,883	1,076,320	887,916	529,683	614,108	799,305
Resource Assets	164,635	92,608	6,159	0	1,213,560	1,109,522	1,045,546	1,008,652
Current Liabilities	157,386	137,100	174,122	239,196	255,491	177,563	121,612	186,207
Shareholders' Equity Capital Stock Special Warrants Contributed Surplus Stock Options and Warrants Deficit	21,384,423 0 64,784 276,802 (20,970,514)	21,381,165 0 64,784 175,262 (20,784,978)	21,381,165 0 64,784 175,262 (20,695,690)	21,257,464 0 64,784 145,509 (20,621,033)	20,436,413 0 64,784 0 (19,116,912)	20,076,182 0 64,784 0 (18,679,325)	20,076,182 0 64,784 0 (18,602,924)	19,835,320 246,000 64,784 0 (18,524,354)
Loss for the period	185,535	89,288	(74,657)	(1,504,121)	(437,587)	(76,401)	(78,570)	(670,614)
Working Capital (Deficit) (2)	(135,668)	(65,188)	5,614 (1)	837,124	632,425	352,120	492,496	613,098
Basic loss per share (1)	(0.012)	(0.003)	(0.003)	(0.084)	(0.028)	(0.005)	(0.005)	(0.077)

(1)

Diluted loss per share figures are not presented as the exercise of warrants and stock options would be anti-dilutive.

(2)

At September 30, 2004 the Company had cash and cash equivalent of $722,534 of which $705,762 is restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital deficiency of $135,668.

LIQUIDITY AND CAPITAL RESOURCES

During the first quarter of 2004, the Company issued a total of 415,250 Common Shares on the exercise of 420,500 warrants for total consideration of $123,700.  At March 31, 2004 the Company had cash and cash equivalent of $1,083,883 of which $904,147 was restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital of $5,614.   At June 30, 2004 the Company had cash and cash equivalent of $859,960 of which $788,048 was restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital deficiency of $65,188.   At September 30, 2004 the Company had cash and cash equivalent of $722,534 of which $705,762 was restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital deficiency of $135,668.

To date, the Company's mineral exploration activities have been funded through sales of common shares.  The Company's ability to continue operations is dependent on management's ability to secure additional financing.  Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Because of this uncertainty, there is doubt about the ability of the Company to continue as a going concern.  The Consolidated Financial Statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

SUBSEQUENT EVENTS

Silver Hope Property

On October 21, 2004, the Company announced the acquisition of a majority interest in the Silver Hope Property located in central British Columbia.

The Silver Hope Property is contiguous with the southern boundary of the past producing Equity Silver Mines Property and covers prospective stratigraphy for discovery of stratabound copper-silver-gold mineralization.  Prior workers conducted several drilling programs along a 2 kilometre strike length of favourable geology that partially outlined three near-surface bulk tonnage copper-silver zones.  The zones, named Hope, Superstition and Gaul by prior workers, occur along a favourable horizon in pyroclastic volcanics that have been tested by approximately 40 holes.  No resources were calculated although drill holes intersected reported grades to 0.71% copper and 12.9 g/t silver over 65.4 metres that included high-grade zones that assayed 7.9% copper and 105 g/t silver over 4.0 metres.

A re-interpretation of this style of mineralization along a 4 kilometre length that includes two deposits that saw production by Equity Silver Mines and three zones on the Silver Hope Property suggests opportunity for re-classification of the deposits as volcanogenic with a hydrothermal overprint.

The Company acquired the Silver Hope Property with the objective of testing for volcanogenic style high-grade feeder mineralization below the three known bulk tonnage copper-silver zones and on November 8, 2004, announced initiation of an initial eight-hole drilling program totaling 1800 metres.

The Company may earn a 65% interest in the Silver Hope Property by making cash payments of $315,000 and share payments of 1,000,000 shares by December 31, 2008 to Sci-Tek Resources Ltd. ("Sci-Tek") and completing $5.0 million in exploration expenditures by December 31, 2009.  The Company and Sci-Tek may then form a joint venture, with each party providing pro-rata funding of ongoing exploration.  Non-contribution by either party to the joint venture will result in pro-rata dilution of interest, convertible to a 2% NSR subject to a buy-down provision from the relinquishing party for $2.0 million.  The Company received Exchange approval for the Silver Hope property acquisition on November 8, 2004.

Atikokan West Property

As announced on November 9, 2004, the Company plans to initiate a 1000 metre drilling program of 3 holes at the Zephyr Gold Zone at the Atikokan West Property

OUTSTANDING SHARE DATA AS AT NOVEMBER 26, 2004

Authorized: 250,000,000 no par value common shares

Issued: 28,944,336

Warrants outstanding:

Exercise Price ($)	Number of Warrants	Number of Shares	Expiry Date
0.30	410,000	410,000	Dec 30/04
0.15	820,000	820,000	Dec 22/05
	1,230,000	1,230,000

Stock Options outstanding:

Exercise Price ($)	Date of grant	Expiry date	Number of Shares
0.15	Jan 3/03	Jan 3/08	1,440,000
0.15	Aug 21/03	Aug 21/08	100,000
0.10	Sept 17/04	Sept 17/09	2,458,000
			3,998,000

Escrowed or pooled shares: nil shares

OTHER INFORMATION

The Company's web address is www.canadianempire.com.  Information relating to the Company may also be found on the SEDAR website (www. SEDAR.com).

RELATED PARTY TRANSACTIONS

During the Period, the Company was charged, by Badger & Co., $82,340 ($22,881 for the period July 1 to September 30, 2004) for professional services, $48,394 ($14,210 for the period July 1 to September 30, 2004)) for cost of operations and administration and $33,959 ($20,365 for the period July 1 to September 30, 2004)) for exploration salaries and wages and project management fees.  The increase in cost of operations and administration relates to additional costs incurred for compliance with regulatory requirements.

FORWARD LOOKING STATEMENTS

This discussion includes certain statements that may be deemed "forward-looking statements".  All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Canadian Empire Exploration Corp 1205 - 675 West Hastings St. Vancouver, B.C. V6B 1N2 Ph: 604-687-4951, Fax: 604-687-4991

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

CANADIAN EMPIRE EXPLORATION CORP.
(the "Company")
INTERIM REPORT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
(UNAUDITED)

CANADIAN EMPIRE EXPLORATION CORP.
CONSOLIDATED BALANCE SHEET
AS AT SEPTEMBER 30, 2004 AND DECEMBER 31, 2003
(UNAUDITED)

SEPTEMBER 30, 2004				DECEMBER 31, 2003
$				$

ASSETS
Current Assets
Cash and short-term investments			722,534	1,067,042
Accounts receivable			4,947	9,278
			727,480	1,076,320

Reclamation deposits			9,600	9,600

Investments (note 3)			11,165

Resource Assets (note 4)			164,635	-

			912,880	1,085,920

LIABILITIES
Current liabilities
Accounts payable and accrued liabilites			133,811	192,802
Due to related party			23,575	46,394
			157,386	239,196

SHAREHOLDERS' EQUITY
Capital stock
Authorized - 250,000,000 common shares without par value
Issued 28,889,336 (2003: 28,474,086)			21,384,423	21,257,464

Stock options and warrants			276,802	145,509

Contributed surplus			64,784	64,784

Deficit			(20,970,514)	(20,621,033)
			755,494	846,724
			912,880	1,085,920

John S. Brock"	"R. E. Gordon Davis"
John S. Brock	R. E. Gordon Davis
CANADIAN EMPIRE EXPLORATION CORP.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
(UNAUDITED)

	9 MONTHS ENDED SEPTEMBER 30, 2004	9 MONTHS ENDED SEPTEMBER 30, 2003	3 MONTHS ENDED SEPTEMBER 30, 2004 $	3 MONTHS ENDED SEPTEMBER 30, 2003 $

Administration expenses
Bank charges	424	634	71	(11)
Foreign exchange loss (gain)	253	-	253	-
Consulting	500	7,250	-	7,250
Insurance	2,772	2,873	-	-
Legal and audit	27,210	27,707	16,961	23,930
Office operations and facilities	30,443	43,258	9,238	14,267
Salaries and wages	44,039	52,112	7,629	24,915
Stock-based compensation	131,293	-	101,540	-
Shareholder communication	17,864	37,304	3,147	9,734
Transfer agent and regulatory fees	33,194	28,055	9,167	9,905
	287,992	199,193	148,006	89,990

Other Expenses (income)
General exploration expenditures	73,245	63,308	29,978	12,851
Write-off of exploration expenditures	2,912	336,625	0	336,196
Write-off of mineral property expenditures	-	-	-	-
Tax penalty on flow-through shares renounced	28,384	-	10,961	-
Yukon Government Grant	(20,000)	-	-	-
Sale of data	(11,165)	-	-	-
Interest income	(11,887)	(6,567)	(3,409)	(1,450)
	61,489	393,366	37,530	347,597

Loss for the period	349,481	592,559	185,535	437,587

Deficit - beginning of period	20,621,033	18,524,354	20,784,979	18,679,326

Deficit - end of period	20,970,514	19,116,913	20,970,514	19,116,913

Basic and diluted loss per common share	$0.01	$0.04	$0.01	$0.03

Weighted average number of common shares	28,900,975	15,841,086	28,926,003	15,841,086

CANADIAN EMPIRE EXPLORATION CORP.
CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION AND MINERAL PROPERTY EXPENDITURES
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
(UNAUDITED)

	9 MONTHS ENDED SEPTEMBER 30, 2004	9 MONTHS ENDED SEPTEMBER 30, 2003	3 MONTHS ENDED SEPTEMBER 30, 2004 $	3 MONTHS ENDED SEPTEMBER 30, 2003 $

Exploration and mineral property expenditures
during the period

Accomodation	4,320	31,447	2,996	30,416
Assays and geochemical analysis	4,734	4,940	1,495	4,774
Consulting	40,660	28,163	20,957	12,683
Drilling	50,060	110,483	-	110,627
Expediting	262	5,677	51	5,149
Field supplies	5,016	7,987	1,634	7,554
Fuel	-	14,810	-	14,810
Maps, printing and drafting	2,132	2,921	482	2,350
Project management fees	16,746	47,889	6,868	35,932
Property acquisition costs	14,300	22,555	9,300	370
Salaries and wages	70,917	170,441	30,469	75,046
Surveys	-	48,302	(589)	48,174
Transportation	31,645	99,627	28,342	95,600

Expenditures during the period	240,792	595,242	102,005	443,485

Balance - beginning of period	-	1,008,652	92,608	1,109,523

Less:
General exploration expenditures	73,245	63,308	29,978	12,851
Write-off of exploration expenditures	2,912	336,625	0	336,196
Write-off of mineral property expenditures	-	-	-	-
Reclamation deposit	-	(9,600)	-	(9,600)
	76,157	390,333	29,978	339,447

Balance - end of period	164,635	1,213,561	164,635	1,213,561

CANADIAN EMPIRE EXPLORATION CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
(UNAUDITED)

	9 MONTHS ENDED SEPTEMBER 30, 2004	9 MONTHS ENDED SEPTEMBER 30, 2003	3 MONTHS ENDED SEPTEMBER 30, 2004 $	3 MONTHS ENDED SEPTEMBER 30, 2003 $

Cash flows from operating activities
Loss for the period	(349,481)	(592,559)	(185,536)	(437,587)
Items not affecting cash
Sale of data	(11,165)	-	-	-
Stock-based compensation	131,293	-	101,540	-
Write-off of exploration expenditures	2,912	336,625	0	336,196
Write-off of mineral property expenditures	-	-	-	-
	(226,441)	(255,934)	(83,995)	(101,391)

Changes in non-cash working capital items	(77,478)	110,725	15,340	71,963

	(303,919)	(145,209)	(68,656)	(29,428)

Cash flows from financing activities
Share issue	123,700	461,300	-	461,300
Allotted but not issued for private placement	-	381,700	-	381,700
Share issue costs	(42)	(26,207)	(42)	(21,070)
	123,658	816,793	(42)	821,930

Cash flows from investing activities
Property acquisition and maintenance costs	(11,000)	(22,555)	(6,000)	(370)
Deferred exploration expenditures	(153,247)	(509,378)	(62,727)	(430,264)
Reclamation deposit	-	(9,600)	-	(9,600)
	(164,247)	(541,533)	(68,727)	(440,234)

Increase (decrease) in cash and short-term investments	(344,509)	130,051	(137,425)	352,268

Cash and short-term investments - beginning of period	1,067,042	729,735	859,959	507,518

Cash and short-term investments - end of period	722,534	859,786	722,534	859,786

CANADIAN EMPIRE EXPLORATION CORP.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
(UNAUDITED)

1-	Nature of operations and going concern

The company is in the business of acquiring and exploring mineral properties and has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for resource assets is dependent upon the existence of economically recoverable reserves, the ability of the company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.

The company's ability to continue as a going concern is dependent on management's ability to secure additional financing.  Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Because of this, there is substantial doubt about the ability of the company to continue as a going concern.  These financial statements do not include any adjustments that might be required should the company be unable to continue as a going concern.  Such adjustments could be material.

At September 30, 2004 the company had cash and cash equivalent of $722,534 of which $705,762 is restricted to flow-through expenditures on Canadian mineral properties.  As at September 30, 2004, the company had an unrestricted working capital deficiency of $135,668.

2-	Basis of presentation

The accompanying unaudited financial statements have been prepared in accordance with Canadian generaly accepted accounting principles on a basis consistent with those outlined in the company's audited financial statements for the year ended December 31, 2003.  These notes do not include all of the information and disclosures required by Canadian generally accepted accounting principles for audited financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the company.

3- Investments

Investments comprise shares in publicly listed companies.  These investments are recorded at cost, which is equal to market value at the date of receipt of the shares.  Investments are written down to reflect any impairment in value that is considered to be other than temporary.

4- Resource assets

The company records its interest in mineral properties and areas of geological interest at cost less option payments received  and other recoveries.  Exploration and development costs and royalties relating to these interests and projects are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which the relate are placed into production, sold or allowed to lapse.  These costs will be amortized over the estimated useful life of the property following commencement of production or written off if the mineral properties or projects are sold or allowed to lapse.  The company expenses all administration costs incurred during the period.

Although management has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the stage of exploration of such properties, these procedures do not guarantee the company's title.  Property title may be subject to unregistered prior agreements and be in non-compliance with regulatory requirements.

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, John S. Brock, Chief Executive Officer of Canadian Empire Exploration Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Canadian Empire Exploration Corp. (the Issuer) for the interim period ending September 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

November 26, 2004

"John S. Brock"__________________

John S. Brock, Chief Executive Officer

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Jeannine P. M. Webb, Chief Financial Officer of Canadian Empire Exploration Corp., certify that:

4.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Canadian Empire Exploration Corp. (the Issuer) for the interim period ending September 30, 2004;

5.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

6.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

November 26, 2004

"Jeannine P. M. Webb"_________________

Jeannine P. M. Webb, Chief Financial Officer